UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot
Rehovot 7638517, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Proxy Materials for 2026 Annual General Meeting of Shareholders

 Evogene Ltd. (“Evogene”) hereby publishes notice of its 2026 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 12:00 p.m. (Israel time) on Friday, September 4, 2026, at Evogene’s offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel.

  Shareholders of record at the close of business on Tuesday, August 11, 2026, are entitled to vote at the Meeting.

 Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is the Notice of Annual General Meeting of Shareholders, which contains information concerning the agenda for the Meeting, the required majority for approval of each proposal at the Meeting, the voting procedure, and additional general matters related to the Meeting.

 Attached as Exhibit 99.2 to this Form 6-K is the Company’s proxy statement for the Meeting, which describes in greater detail the proposals to be presented at the Meeting, including background information related to the proposals, additional logistical information concerning the required vote and means of voting on the proposals, and general information concerning Evogene’s board of directors and corporate governance.

 Attached as Exhibit 99.3 to this Form 6-K is the form of proxy card being distributed by Evogene to its shareholders of record as of the record date for the Meeting, which serves as the primary means for those shareholders to cast their votes on the proposals to be presented at the Meeting.

 Attached as Exhibit 99.4 to this Form 6-K is a letter from Evogene’s board of directors to shareholders in connection with Proposal 1 for the 2026 annual general meeting.

Departure of Executive Officer

Evogene reports that Ms. Olga Nissan has stepped down from her position as the Company’s VP Business Development, effective as of July 31, 2026. A search for a replacement is being conducted. Evogene thanks Ms. Nissan for her service.

Exhibits

Exhibit No.
99.1	Notice for the 2026 Annual General Meeting of Evogene Ltd. to be held on September 4, 2026

99.2	Proxy Statement for the 2026 Annual General Meeting of Evogene Ltd.

99.3	Proxy Card to be distributed to record shareholders of Evogene Ltd. to cast their vote for the 2026 Annual General Meeting of Evogene Ltd.

99.4	Letter from Evogene’s board of directors to shareholders in connection with Proposal 1 for the 2026 annual general meeting”

Incorporation by Reference

 The contents of this Form 6-K, as well as Exhibits 99.1, 99.2, and 99.3 hereto, are incorporated by reference in the registration statements on Form F-3 (Securities and Exchange Commission File No.’s 333-277565 and 333-294650), and Form S-8 (SEC File No.’s 333-193788, 333-201443, 333-203856, 333-259215, 333-286197 and 333-294648) of Evogene, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2026	EVOGENE LTD. (Registrant) By: /s/ Ofer Haviv Ofer Haviv Chief Executive Officer